Group Communications and Investor Relations
Franciska Janzon
Tel. +358-20 427 2043
Fax +358-20 427 2103
Email: franciska.janzon@kcigroup.com

17 February, 20


05006084

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL


SEC MAIL PROCESSING
RECEIVED
FEB 23 2005
WASH. D.C.
185
SECTION

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, copies of the Stock Exchange Releases published by the Company on 16 and 17 February, 2005.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KCI KONECRANES PLC
Group Communications and Investor Relations

Franciska Janzon
Investor Relations Manager

PROCESSED
MAR 01 2005
THOMSON FINANCIAL

3/1

THE NOMINATION AND COMPENSATION COMMITTEE PROPOSES ONE NEW MEMBER TO KCI KONECRANES BOARD OF DIRECTORS

The Nomination and Compensation Committee proposes to the KCI Konecranes Annual General Meeting on March 10, 2005 that the number of Board members be seven. The Committee proposes the election of one new Board member and the re-election of six of the current members (Björn Savén, Mr. Stig Stendahl, Mr. Matti Kavetvuo, Mr. Timo Poranen, Mr. Svante Adde and Mr. Stig Gustavson) for a term of one year.

Mr. Lennart Simonsen, who is currently member of the KCI Konecranes Board, has announced that he will not be available for re-election.

The Committee proposes that Ms. Malin Persson, Vice President Corporate Strategy and Business Development, AB Volvo be elected as new member of the KCI Konecranes Board for the next one-year term.

All candidates have given their consent to the election.

Ms. Malin Persson, M. Sc.Eng, (b.1968), is responsible for the overall corporate strategy process, business intelligence and business development of the Volvo Group since 2000. Between 1995-2000 Ms Persson has held various positions including Vice President Business & Logistics Development, Manager Environmental Affairs at Volvo Logistics Corp.

With the exception of Board member Stig Gustavson, the candidates are deemed to be independent of the company. Stig Gustavson is KCI Konecranes Plc's President and CEO. All candidates are independent of all significant shareholders of the company.

Information regarding the proposed elected new members of the Board can be found on KCI Konecranes' website, www.konecranes.com.

Remuneration of the Board of Directors

The Nomination and Compensation Committee proposes the following annual fees to be paid: Chairman of the Board EUR 50,000, Vice Chairman of the Board EUR 30,000, and other Board members EUR 20,000. In addition, a fee of EUR 1000 per meeting is paid to the Chairman and members for the Board committee meetings they attend.

In addition the Committee proposes that the annual fee can be paid either in cash or in KCI Konecranes Plc shares acquired from the marke.

Following prior praxis, the Committee further proposes that persons employed by the Company will not receive compensation for their Board membership. The travel expenses of Board members are compensated for against invoice.

The Nomination and Compensation Committee

The members of KCI Konecranes' Nomination and Compensation Committee are Mr. Björn Savén (Chairman), Mr. Timo Poranen and Mr. Lennart Simonsen.

KCI Konecranes, headquartered in Hyvinkää, Finland is a world leading Engineering Group specialising in advanced overhead lifting solutions and maintenance services. KCI Konecranes is the world's leading supplier of heavy-duty cranes for process industries. KCI Konecranes is a global supplier of special harbour cranes for bulk materials and containers and a leading provider of shipyard cranes. In 2004, Group sales totalled EUR 728 million. The Group has 4,850 employees in 35 countries all over the world.

KCI KONECRANES PLC



Franciska Janzon
IR Manager

FURTHER INFORMATION
Ms Sirpa Poitsalo, Director, General Counsel, tel. +358-20 427 2011
Mr. Stig Gustavson, President & CEO, tel. +358-400 411 119

DISTRIBUTION
Helsinki Stock Exchange
Media

This document is an unofficial English translation of the original Swedish version

NOTICE TO CONVENE THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

The shareholders of KCI Konecranes Plc are invited to the Annual General Meeting of Shareholders to be held on Thursday, 10 March, 2005 at 11.00 a.m., at the Company's headquarters, Koneenkatu 8, 05830 Hyvinkää.

THE MEETING SHALL DECIDE ON THE FOLLOWING MATTERS:

1. Matters to be Decided upon under Article 12 of the Articles of Association

2. Authorisation of the Board of Directors to Repurchase the Company's Own Shares

The Board of Directors proposes that the Annual General Meeting of Shareholders would authorise the Board of Directors to resolve to repurchase the Company's own shares by using funds available for distribution of profit as follows:

The Company's own shares may be repurchased to be used by the Company to implement incentive programs for the Company's key personnel or to pay remuneration for services rendered, to be used as consideration in possible acquisitions and other arrangements, to develop the capital structure of the Company, to be otherwise disposed of or to be cancelled.

Altogether no more than 1.431.003 shares may be repurchased, however no more than the amount of shares, which together with shares held by the company or its subsidiaries corresponds to 10 per cent of the share capital and of the voting rights attached to the shares. The proposal is based on the presumption that the amendment of the Companies Act (HE 282/2004), which is pending in the Parliament, becomes effective before the authorisation becomes effective or during its period of validity. Prior to the entry into force of the amended act, the maximum amount covered by the authorisation is 715.501 shares, however no more than the amount of shares, which together with shares held by the company or its subsidiaries corresponds to 5 per cent of the share capital and of the voting rights attached to the shares.

The repurchase of shares will be executed by purchasing shares through public trading on the Helsinki Stock Exchange. The repurchase price must be based on the market price of the Company's share in public trading. The Company may in such context enter into customary derivative, share lending or other arrangements within the limits set out by law and other regulations. The repurchase price will be paid to the sellers of shares within the time period specified in the Rules of Helsinki Stock Exchange and the Rules of Finnish Central Securities Depository Ltd.

The shares will not be repurchased in proportion to the holdings of the shareholders as the repurchases of shares are executed by purchasing shares through public trading.

Repurchases will reduce the Company's distributable retained earnings.

As the maximum number of the shares to be repurchased does not exceed 10 per cent of the share capital and does not exceed 10 per cent of the voting rights attached to the shares, the repurchase will have no significant effect on the relative holdings of the shareholders of the Company or the voting powers among them.

The authorisation shall be effective as of 10 March, 2005 until 9 March, 2006.

3. Authorisation of the Board of Directors to Dispose of Own Shares Repurchased by the Company

The Board of Directors proposes that the Annual General Meeting of Shareholders would authorise the Board of Directors to resolve to dispose of shares repurchased by the Company as follows:

The authorisation is limited to a maximum of 1.431.003 shares. The number of shares covered by the authorisation corresponds to a maximum of 10 per cent of the share capital of the Company and of the voting rights attached to the shares. Prior to the entry into force of the pending amendment of the Companies Act (HE 282/2004), the authorisation is limited to a maximum amount of 715.501 shares, which corresponds to a maximum of 5 per cent of the share capital and of the voting rights attached to the shares. The shares may be disposed of in one or several lots of shares.

The Board of Directors is authorised to resolve to whom, in which order, under which terms and conditions, how many and in which manner the repurchased shares will be disposed of. The shares may be disposed of as consideration in possible acquisitions and other arrangements or for granting incentives to key personnel or to pay remuneration for services rendered. The Company may in such context enter into customary derivative, share lending or other arrangements within the limits set out by law and other regulations. The shares may also be disposed of by selling them through public trading.

The Board of Directors is authorised to resolve to dispose of the shares in another proportion than that of the shareholders' pre-emptive rights to acquire the Company's shares, provided that weighty financial grounds exist from the Company's perspective. Financing or implementation of acquisitions or other arrangements or granting incentives to key personnel or paying remuneration for services rendered may be regarded as weighty financial grounds from the Company's perspective.

The Board of Directors is authorised to resolve on the transfer price, on the grounds for determining the transfer price and on the disposal of shares against other than pecuniary consideration.

The authorisation is not proposed to include disposal of shares for the benefit of persons belonging to the inner circle of the Company referred to in Chapter 1, Section 4, Paragraph 1 of the Companies Act.

The authorisation shall be effective as of 10 March, 2005 until 9 March, 2006.

DOCUMENTS ON DISPLAY FOR PUBLIC INSPECTION AND ANNUAL REPORT

The documents relating to the Closing of Accounts and the above-mentioned proposals of the Board of Directors may be inspected in their entirety at the Company's headquarters during a period of one week prior to the Annual General Meeting of Shareholders. The proposals of the Board of Directors are also available in their entirety on the internet at http://www.kcigroup.com/agm2005. The Annual Report for 2004 is available in English on the Internet at http://www.kcigroup.com as of 18 February, 2005 at 10.00 a.m. The Annual Report will be sent to the shareholders immediately after 25 February, 2005.

PAYMENT OF DIVIDEND

The Board of Directors proposes to the Annual General Meeting of Shareholders that a dividend of EUR 1.05 be paid on each of the shares to a shareholder who is registered on the record date as a shareholder in the Company's shareholders' register maintained by the Finnish Central Securities Depository Ltd. The Board of Directors proposes that the record date for the dividend payment is 15 March, 2005. The dividend will be paid on 22 March, 2005.

COMPOSITION OF THE BOARD OF DIRECTORS

According to the current Articles of Association, the term of office of Board members expires at the closing of the next Annual General Meeting following his/her election. The Board of Directors shall have a minimum of five (5) and maximum of eight (8) members. The term of office of all members expires annually. Mr. Lennart Simonsen, member of the Board of Directors, has informed that he will resign from the Board of Directors at this Annual General Meeting of Shareholders.

The Nomination and Compensation Committee of the Board of Directors proposes to the Annual General Meeting of Shareholders that seven (7) members of the Board of Directors be elected. The Nomination and Compensation Committee proposes that Mr. Svante Adde, Mr. Stig Gustavson, Mr. Matti Kavetvuo, Mr. Timo Poranen, Mr. Björn Savén and Mr. Stig Stendahl be re-elected as members of the Board of Directors and that Ms. Malin Persson, Vice President Corporate Strategy & Business Development of AB Volvo be elected as a new member of the Board of Directors. All the candidates have been presented in the press release of 16 February, 2005 and on the company's internet site www.kcigroup.com. All the candidates have given their consent to the election.

The Board of Directors has on 11 February, 2005 informed about its intention to elect the Managing Director, Mr. Stig Gustavson as the Chairman of the Board in its meeting of 17 June, 2005.

As the Chairman of the Board cannot act as the Managing Director, the Board of Directors has informed about its intention to nominate M.Sc. (Eng.) Pekka Lundmark as the company's new Managing Director as of 17 June, 2005 and about its intention to elect Mr. Björn Savén as Deputy Chairman of the Board at the same meeting.

ELECTION OF THE AUDITORS

According to the Articles of Association, the auditors are elected to office until further notice. The Audit Committee has handled the election of auditors and proposes that the Company's present external auditors Deloitte & Touche Oy continue in the office during the financial year 2005.

RIGHT TO PARTICIPATE AND NOTIFYING OF PARTICIPATION

Only a shareholder who on 28 February, 2005 has been registered as a shareholder in the shareholders' register of the Company maintained by Finnish Central Securities Depository Ltd has the right to participate in the Annual General Meeting of Shareholders. Holders of nominee registered shares intending to participate in the Annual General Meeting of Shareholders should notify their custodian well in advance of their intention and comply with the instructions provided by the custodian. The registration must be in place on 28 February, 2005.

A shareholder who wishes to participate in the Annual General Meeting of Shareholders must notify the headquarters of the Company of the intention to participate not later than on 7 March, 2005 before 4.45 p.m. to Ms. Maija Jokinen by e-mail: maija.jokinen@kcigroup.com, by telefax: +358 20 427 2099, by mail: P.O. Box 661, FIN-05801 HYVINKÄÄ, or by phone: + 358 20 427 2001, or through the Internet: http://www.kcigroup.com/agm2005. Shareholders are requested to inform the Company of any proxies for the Annual General Meeting of Shareholders in connection with the registration. A model for a proxy is available on the Internet address mentioned above.

In Hyvinkää, on 17 February, 2005
KCI Konecranes Plc
The Board of Directors

KCI KONECRANES PLC



Franciska Janzon
IR Manager

FURTHER INFORMATION
Ms Sirpa Poitsalo, Director, General Counsel
Tel. +358-20 427 2011

DISTRIBUTION
Helsinki Stock Exchange
Media